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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         Central Reserve Life Corporation
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   155055-10-6
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 13, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 155055-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                384,500
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               384,500
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     384,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 15505-10-6

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions of shares of common stock, without par value (the "Shares"), of Central Reserve Life Corporation, an Ohio corporation ("CRLC").


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $763,000 with a combination of working capital of the Fund and margin debt from Everen Securities, Inc. ("Everen").

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by the Fund and the Trust. A copy of the agreement setting forth the terms of the Fund's Everen margin debt is attached to the Schedule 13D Statement filed on October 10, 1997 (the "Original Schedule 13D") as Exhibit 7.1.

Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     As previously reported in the Original Schedule 13D, Mr. Osborne proposed making an additional investment in CRLC. In a letter to Fred Lick, Jr., the Chairman of the Board, President and Chief Executive Officer of CRLC, on October 13, 1997, Mr. Osborne revised his proposal. Under the revised proposal, Mr. Osborne would invest $15.0 million in newly-issued convertible preferred stock of CRLC, and he would be entitled to nominate and elect five people to the nine person Board of Directors of CRLC. In addition, under Mr. Osborne's proposed additional investment, Mr. Lick would remain as Chairman with primary responsibility for Sales and Marketing and the Board of Directors of CRLC would select a new President. The proposal is subject to due diligence and regulatory approvals. No agreement between Mr. Osborne and CRLC has been reached with respect to the additional investment and there is no assurance that any such investment will be made.

     Mr. Osborne is not able to determine at this time whether his proposed additional investment is consistent with the terms of the proposed merger between CRLC and Standard Management Corp. or whether the proposed merger is
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CUSIP No. 155055-10-6

in the best interests of all the shareholders of CRLC.   When the complete
terms of the proposed merger become available, Mr. Osborne will make the requisite determinations.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by CRLC, there are 4,195,172 Shares outstanding.

     The Fund beneficially owns 384,500 Shares, or approximately 9.2% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

     (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

     (c) Since the filing of the Original Schedule 13D, the Fund has purchased 114,500 Shares in open market transactions as set forth below:

                                              Approximate Per Share Price
           Date           Number of Shares      (Excluding Commissions)
     ----------------     ----------------    ---------------------------
     October 10, 1997          5,000                     $6.38
     October 14, 1997         42,000                     $6.67
     October 15, 1997         67,500                     $6.69

     (d)  Not Applicable.

     (e)  Not Applicable.


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CUSIP No. 155055-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 16, 1997            TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager